SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒            Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2002

OR

☐            Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                            to

Commission File Number 001-07935

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
233 KANSAS STREET
EL SEGUNDO, CALIFORNIA 90245

International Rectifier Corporation
Retirement Savings Plan

Report on Financial Statements

and Supplemental Schedule

For the Years Ended December 31, 2002 and 2001

SIGNATURES

                The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

/s/ MICHAEL P. MCGEE
Michael P. McGee
Member of Administrative Committee

International Rectifier Corporation

Retirement Savings Plan

For the Years Ended December 31, 2002 and 2001

Financial Statements:

Report of Independent Auditors

Statements of Net Assets Available for Benefits At December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, line 4i- Schedule of Assets Held at End of Year at December 31, 2002

Exhibit Index

23.1 – Consent of Independent Accountants

Certain supplemental schedules have been omitted because they are not applicable to the International Rectifier Corporation Retirement Savings Plan.

Report of Independent Auditors

To the Participants and Administrator of the

International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 6, 2003

International Rectifier Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2002 and 2001

	2002	2001
Assets

Investments, at fair value	$74,749,385	$85,820,350

Total investments	74,749,385	85,820,350

Employee contributions receivable	405,127	183,710
Employer contributions receivable	217,695	166,037

Total receivables	622,822	349,747

Net assets available for benefits	$75,372,207	$86,170,097

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions to net assets attributed to:
Contributions:
Employee	$8,972,417
Employer	3,115,416

Total additions	12,087,833

Deductions from net assets attributed to:

Investment (income) loss:
Interest and dividend income	(1,135,991)
Interest on participant loans	(359,690)
Net depreciation in the fair value of investments	16,863,314
15,367,633

Benefits paid to participants	7,497,542
Administrative fees	20,548

Total deductions	22,885,723

Net (decrease) in net assets	(10,797,890)

Net assets available for benefits:
Beginning of year	86,170,097

End of year	$75,372,207

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

1.                                      Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In September 2000, the Company acquired the business assets of Magnitude-3 LLC (“Magnitude-3”).  Employees of Magnitude-3 became eligible to participate in and rollover their account balances into the Plan on September 21, 2000.

In March 2000, the Company acquired Zing Technologies, Inc. and its wholly owned subsidiary, Omnirel LLC (“Omnirel”).  Participants in the Omnirel 401 (k) plan became eligible to participate in the Plan on January 1, 2001.  Effective January 2, 2001, the Company merged the net assets of the Omnirel 401(k) plan of $1,864,812 into the Plan.

In October 2000, the Company acquired Lambda Advanced Analog, Inc. (“Lambda”) from SI U.S. Finance, Inc. (“SI”).  Employees of Lambda became eligible to participate in and rollover their account balances into the Plan from SI’s 401 (k) plan on January 1, 2001.

In January 2001, the Company acquired Unisem, Inc. (“Unisem”).  Participants in the Unisem 401(k) plan became eligible to participate in the Plan on July 1, 2001.  Effective June 30, 2001, the Company merged the net assets of the Unisem 401 (k) plan of $337,928 into the Plan.

Eligibility

An employee is eligible to participate in the Plan on the first day of the payroll period that falls immediately after the later of (i) the date that is 90 days after his or her date of hire, or (ii) the date on which he or she attains age 18.  The Plan was amended effective June 1, 2002 to allow an employee to participate in the Plan on his or her employment commencement date if he or she has attained age 18.

Contributions

Effective January 1, 1998, participants could elect to make contributions up to 15% of their pretax annual compensation, as defined in the Plan.  Effective June 1, 2002, the contribution deferral limits were amended from 15% to 20% of participants’ annual compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Effective January 1, 2002, participants may elect, in the manner prescribed by the Committee, voluntary after-tax contributions, on their behalf up to, but not in excess of, an amount equal to

11% of participants’ compensation for the Plan year, provided that participants’ voluntary after-tax contributions do not exceed $11,000 for the Plan year.

Prior to January 1, 2001, the Company contributed an amount equal to 150% of the first $200 of the participant’s contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year, with the aggregate matching contribution made by the Company not exceeding $1,200 per participant in a Plan year.  Effective January 1, 2001, the Company’s matching contribution was changed to 150% of the first $200 of the participant’s contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company not exceeding $3,000 per participant in a Plan year.  In addition to the Company’s matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock.  For the year ended December 31, 2002, there were no discretionary matching contributions authorized by the Board.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, Company stock or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds.  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

The self-directed brokerage account was offered to Plan participants beginning in 2000 and it enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.  The purchase and sale of Company stock is not permitted as an investment option for participants who use the brokerage link account. The custodian of the Plan is Fidelity Brokerage Service, Inc.  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

Participants can allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account.  However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan.  The participants may then transfer their account balances to other funds.  Participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Participant Loans

The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior 12 months.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

A participant who is currently in service may withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan.  A participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained age 65.  Benefits are recorded when paid.

2.                                      Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan’s investments in shares of registered investment company mutual funds and common stock are valued at the last quoted sales price on the last business day of the year.  Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the Trustee.  Participant loans are valued at the unpaid amount of the loan that is estimated to approximate fair value.

Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.                                      Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2002	2001

International Rectifier Stock Unit Fund	$11,380,663	$13,050,225
Fidelity Growth Company Fund	10,009,474	16,043,102
Fidelity Intermediate Bond Fund	7,560,482	6,698,602
Fidelity Value Fund	8,790,677	10,126,001
Fidelity Retirement Government Money Market Portfolio	11,665,922	12,820,968
Fidelity Managed Income Portfolio	6,769,011	7,506,973
Participant Loans	4,012,460	4,605,452

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,863,314 as follows:

Mutual funds	$8,782,719
Company common stock	7,072,807
Self-directed brokerage account	1,007,788

$16,863,314

4.                                      Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the trustee of the Plan.  In addition, Fidelity Brokerage Service, Inc., the custodian of the Plan, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2002.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid approximately $46,000 of administrative expenses on behalf of the Plan for the year ended December 31, 2002, respectively.  Such transactions with the Company qualify for a statutory exemption.

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are nonforfeitable and will be determined as of the termination date.

6.                                      Tax Status of The Plan

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 30, 2002.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).

Under the provisions of Section 401 (k) of the Code, contributions to the Plan are not taxable until distributed to participants.

Supplemental Schedule

International Rectifier Corporation

Retirement Savings Plan

Schedule H, line 4i- Schedule of Assets Held at End of Year**

At December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	International Rectifier Stock Unit Fund	Company Stock		$11,380,663
*	Fidelity Growth Company Fund	Shares in Registered Investment Company		10,009,474
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company		7,560,482
*	Fidelity Value Fund	Shares in Registered Investment Company		8,790,677
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company		2,840,769
*	Fidelity Diversified International Fund	Shares in Registered Investment Company		1,647,891
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company		11,665,922
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund		6,769,011
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company		3,024,203
*	Fidelity Fund	Shares in Registered Investment Company		759,582
*	Fidelity Equity, Inc.	Shares in Registered Investment Company		861,729
*	Fidelity Blue Chip	Shares in Registered Investment Company		1,619,264
*	Fidelity Freedom Income	Shares in Registered Investment Company		133,704
*	Fidelity Freedom 2000	Shares in Registered Investment Company		247,800
*	Fidelity Freedom 2010	Shares in Registered Investment Company		703,782
*	Fidelity Freedom 2020	Shares in Registered Investment Company		396,172
*	Fidelity Freedom 2030	Shares in Registered Investment Company		320,629
*	Brokeragelink	Shares in Self-Directed Brokerage Account		2,005,171
*	Participant loans	Interest rates range from 7.00% to 9.00% and maturing between January 2003 and July 2012.		4,012,460

				$74,749,385

*                    A party-in-interest for which a statutory exemption exists.

**             Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

International Rectifier Corporation

Retirement Savings Plan

Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP